

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2014

<u>Via E-mail</u>
Rajesh Asarpota
Chief Financial Officer
Questcor Pharmaceuticals, Inc.
1300 North Kellogg Drive, Suite D
Anaheim, CA 92807

      Re: Questcor Pharmaceuticals, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2014
              Filed February 26, 2014
              File No. 001-14758

Dear Mr. Asarpota:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Jeffrey P. Riedler

                        Jeffrey P. Riedler
                        Assistant Director

cc: <u>Via E-mail</u>
        Joel H. Trotter, Esq.
        Latham & Watkins LLP